Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization

Meta Financial Group, Inc.	MetaBank	100%	Federal

Meta Financial Group, Inc.	First Midwest Financial Capital Trust I	100%	Delaware

The financial statements of Meta Financial Group, Inc. are consolidated with those of MetaBank, but not those of First Midwest Financial Capital Trust I.